Exhibit 99.1

RRSat Global Communications Network Ltd
and its Subsidiaries

Interim Consolidated Financial Statements
As of March 31 2009

RRsat Global Communications Network Ltd
and its subsidiaries

Index to the Consolidated Financial Statements as of March 31, 2009

RRsat Global Communications Network Ltd
and its subsidiaries

Balance Sheets

In thousands except share data

	March 31 2009	December 31 2008

Current assets
Cash and cash equivalents	$28,877	$34,749
Short term deposits	3,909	-
Marketable securities	6,513	6,102
Accounts receivable:
Trade (net of provision for doubtful accounts of $2,362
and $2,188 as of March 31, 2009 and December 31, 2008 respectively)	13,479	11,227
Other	580	417
Related parties	8	-
Fair value of embedded currency conversion derivatives	2,374	2,234
Deferred taxes	492	552
Prepaid expenses	1,566	1,390

Total current assets	57,798	56,671

Deposits and long-term receivables	1,790	1,791

Marketable securities	7,844	5,743

Long term prepaid expenses	7,858	7,897

Assets held for employee severance payments	1,160	1,305

Fixed assets, at cost, less accumulated
depreciation and amortization	27,052	25,993

Goodwill	3,734	3,734

Intangible assets, at cost, less accumulated amortization	1,285	1,353

Total assets	$108,521	$104,487

May 6, 2009

RRsat Global Communications Network Ltd
and its subsidiaries

Balance Sheets (Continued)

In thousands except share data

	March 31 2009	December 31 2008

Liabilities and shareholders' equity

Current liabilities
Accounts payable:
Trade	$10,621	$8,709
Other	2,436	1,944
Declared dividend	5,538	-
Fair value of embedded currency
conversion derivatives	902	1,205
Related parties	25	25
Deferred income	4,159	5,440

Total current liabilities	23,681	17,323

Long - term liabilities
Deferred income	6,849	6,689
Liability in respect of employee severance payments	1,318	1,378
Deferred taxes	704	747

Total long - term liabilities	8,871	8,814

Total liabilities	32,552	26,137

Commitments, contingent liabilities and liens

Shareholders' equity
Share capital:
Ordinary share NIS 0.01 par value each (20,000,000 shares
authorized as of March 31, 2009 and December 31, 2008; 17,306,783
shares issued and fully paid as of March 31, 2009
and December 31, 2008)	40	40
Additional paid in capital	52,210	52,106
Retained earnings	23,765	26,309
Accumulated other comprehensive loss	(46)	(105)

Total shareholders' equity	$75,969	$78,350

Total liabilities and shareholders' equity	$108,521	$104,487

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Operations

In thousands, except share data

	Three months ended		Year ended
	March 31 2009	March 31 2008	December 31 2008

Revenues	$22,321	$17,839	$78,993

Cost of revenues	14,767	12,373	53,477

Gross profit	7,554	5,466	25,516

Operating expenses

Sales and marketing	1,367	901	3,914

General and administrative	1,610	1,573	6,582

Total operating expenses	2,977	2,474	10,496

Operating income	4,577	2,992	15,020

Interest and marketable
securities income	249	377	1,111

Currency fluctuation and
other financing income, net	(133)	181	177

Changes in fair value of
embedded currency
conversion derivatives	443	(988)	1,342

Other income, net	22	-	10

Income before taxes on
income	5,158	2,562	17,660

Income taxes	(2,164)	21	(4,228)

Net income	$2,994	$2,583	$13,432

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Operations (cont'd)

In thousands, except share data

	Three months ended		Year ended
	March 31 2009	March 31 2008	December 31 2008

Income per ordinary share

Basic income per ordinary share	0.17	0.15	0.78

Diluted income per ordinary share	0.17	0.15	0.77

Weighted average number of ordinary shares used to
compute basic income per ordinary share	17,306,783	17,286,762	17,290,099

Weighted average number of Ordinary shares used to
compute diluted income per ordinary share	17,406,584	17,444,149	17,399,375

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Statements of Changes in Shareholder's Equity and Comprehensive Income

In thousands, except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Share	Amount

Three months ended
March 31, 2009

Balance as at
January 1, 2009	17,306,783	$40	$52,106	$26,309	$(105)	$78,350
Stock-based compensation	-	-	104	-	-	104
Comprehensive - income:
Other comprehensive
income -unrealized change
in investment securities,
net of deferred tax
expenses of $21	-	-	-	-	59	59
Declared dividend
0.32$ per share	-	-	-	(5,538)	-	(5,538)
Net income	-	-	-	2,994	-	2,994

Total comprehensive
income	-	-	-	2,994	59	3,053

Balance as at March 31, 2009	17,306,783	$40	$52,210	$23,765	$(46)	$75,969

Three months ended
March 31, 2008

Balance as at
January 1, 2008	17,286,762	$40	$51,691	$23,429	$(1)	$75,159
Stock-based compensation	-	-	104	-	-	104
Comprehensive - income:
Other comprehensive
loss -unrecognized change
in investment securities
net of tax effect	-	-	-	-	* -	* -
Net income	-	-	-	2,583	-	2,583

Total comprehensive
income	-	-	-	2,583	-	2,583

Balance as at March 31, 2008	17,286,762	$40	$51,795	$26,012	$(1)	$77,846

* Less than 1$

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Statements of Changes in Shareholders' Equity and Comprehensive Income (Continued)

In thousands except share data

	Ordinary shares		Additional paid-in capital	Retained earnings	Accumulated other comprehensive loss	Total
	Share	Amount

Balance as of
January 1, 2008	17,286,762	$40	$51,691	$23,429	$(1)	$75,159

Changes during 2008

Vesting of RSU's	20,021	* -	-	-	-	* -
Stock based
compensation	-	-	415	-	-	415
Comprehensive - income:
Other comprehensive
loss -unrealized change
in investment securities,
net of deferred tax
benefit of $37	-	-	-	-	(104)	(104)
Dividend paid
0.32$ per share	-	-	-	(5,532)	-	(5,532)
Dividend paid
0.29$ per share	-	-	-	(5,020)	-	(5,020)
Net income	-	-	-	13,432	-	13,432

Total comprehensive
income	-	-	-	13,432	(104)	13,328

Balance as of
December 31, 2008	17,306,783	40	52,106	26,309	(105)	78,350

* Less than 1$

The accompanying notes are an integral part of these financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Cash Flows

In thousands

	Three months ended		Year ended
	March 31 2009	March 31 2008	December 31 2008

Cash flows from operating activities
Net income	$2,994	$2,583	$13,432
Adjustments required to reconcile net income to net
cash provided by operating activities

Depreciation and amortization	1,312	868	3,971
Provision for losses in account receivable	174	155	972
Deferred taxes	(4)	(291)	324
Discount accretion and premuim amortization
of held- to- maturity securities, net	47	(237)	(635)
Discount accretion and premuim amortization
of available- for- sale securities, net	(89)	(42)	(246)
Changes in liability for employee severance payments, net	85	128	49
Capital gains on sale of fixed assets, net	(22)	-	(10)
Stock- based compensation	104	104	415
Changes in fair value of embedded currency conversion derivatives	(443)	988	(1,342)

Changes in assets and liabilities:
Loss (profit) from trading securities, net	(96)	(150)	551
Decrease (increase) in account receivable - trade	(2,427)	1,657	(1,778)
Decrease (increase) in related parties, net	(8)	(22)	13
Decrease (increase) in account receivable - other	(164)	(482)	101
Increase in prepaid expenses	(176)	(1,229)	(471)
Increase in deposits and long-term receivables	1	(422)	(687)
Increase in account payables	2,322	211	3,886
Increase (decrease) in deferred income	(1,121)	(193)	1,769

Net cash provided by operating activities	$2,489	$3,626	$20,314

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Consolidated Statements of Cash Flows (Continued)

In thousands

	Three months ended		Year ended
	March 31 2009	March 31 2008	December 31 2008

Cash flows from investing activities
Investment in fixed assets	$(2,209)	$(1,954)	$(11,026)
Investment in other assets	-	(10)	(195)
Investment in short term seposits	(3,909)	-	-
Business combination (See C below)	-	-	(15,573)
Investments in securities available- for- sale	(5,542)	(8,893)	(21,689)
Decrease in trading securities, net	50	433	1,877
Proceeds from securities available- for- sale	-	2,000	18,707
Proceeds from securities held to maturity	3,198	8,825	24,462
Proceeds from sale of fixed assets	51	-	15

Net cash provided by (used in) investing activities	$(8,361)	$401	$(3,422)

Cash flows from financing activities
Dividend paid	$-	$-	$(10,552)

Net cash used in financing activities	$-	$-	$(10,552)

Increase (decrease) in
cash and cash equivalents	$(5,872)	$4,027	$6,340

Balance of cash and cash equivalents at beginning of period	34,749	28,409	28,409

Balance of cash and cash equivalents at end of period	$28,877	$32,436	$34,749

A. Non-cash transactions

Investment in fixed assets	$390	$110	$306

Declared dividend	$5,538	$-	$-

B. Supplementary cash flow information

Income taxes paid	$1,585	$907	$3,392

The accompanying notes are an integral part of these consolidated financial statements

RRsat Global Communications Network Ltd
and its subsidiaries

Statements of Cash Flows (Continued)

In thousands

	Three months ended		Year ended
	March 31 2009	March 31 2008	December 31 2008

C. Business combination

Investment in fixed assets	$-	$-	$3,748
Investment in other assets and prepaid expenses	-	-	6,840
Investment in intangible assets	-	-	1,251
Investment in goodwill	-	-	3,734

	$-	$-	$15,573

The accompanying notes are an integral part of these financial statements.

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements (Unaudited)

In thousands

Note 1 – Organization and Basis of Presentation

A.	Description of business

RRsat Global Communications Network Ltd. was formed in 1981 and it engages in providing global, end-to-end, content distribution and management services to television and radio broadcasting industries through satellite, terrestrial fiber optic and Internet, and land- earth communications through satellites.

B.	Basis of presentation

The accompanying unaudited financial statements have been prepared on the same basis as the Company’s audited financial statements and contain all adjustments (consisting only of normal recurring adjustments), which, in the opinion of management, are necessary to present fairly, the financial information included therein. These financial statements were prepared in condensed format and it is suggested that they will be read in conjunction with the audited financial statements and accompanying notes included in the Company’s annual report on form 20-F for the year ended December 31, 2008. Results for the interim periods presented are not necessarily indicative of the results to be expected for the full year.

Note 2 – Segments Results

Management evaluates each segment’s performance based upon revenues and gross profit. Management believes such discussions are the most informative representation of how management evaluates performance. Business segment revenues and gross profit are presented below.

The following tables show components of results of operations by segment:

Three months ended March 31, 2009 :

	Mobile Satellite Communication Services	Content management and distribution services	Total

Revenues	$1,066	$21,255	$22,321

Gross profit	$35	$7,519	$7,554

Sales and marketing			1,367
General and administrative			1,610

Operating income			$4,577

Financial income, net			559

Other income, net			22

Income before taxes on income			$5,158

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 2 – Segments Results (cont’d)

Year ended December 31, 2008 :

	Mobile Satellite Communication Services	Content management and distribution services	Total

Total revenue	$737	$78,256	$78,993

Gross profit	$77	$25,439	$25,516

Sales and marketing			3,914
General and administrative			6,582

Operating income			$15,020

Financial income, net			2,630

Other income, net			10

Income before taxes on in income			$17,660

Revenues by geographic areas:

	Three months ended		Year ended
	March 31 2009	March 31 2008	December 31 2008

North America	$4,868	$4,632	$19,399
Europe	8,807	7,384	32,222
Asia	2,709	1,931	8,773
Israel	1,903	1,278	5,425
Middle East (other than Israel)	2,728	1,996	9,250
Rest of the world	1,306	618	3,924

	$22,321	$17,839	$78,993

RRsat Global Communications Network Ltd
and its subsidiaries

Notes to the Consolidated Financial Statements

In thousands

Note 3 – Stock-Based Compensation

During the three months ended March 31, 2009, the Company did not grant any options, or restricted shares units under the equity incentive plan that was adopted in the fourth quarter of 2006. In addition, none of the options of the restricted shares units that were granted in 2006 were vested or forfeited during the three months ended March 31, 2009.

During the first three months ended March 31, 2006, the Company granted 233,100 options to its CEO, of which 119,700 options became vested as of March 31, 2009.

The fair value of each option granted was estimated on the date of grant under Black-Scholes model, assuming dividend yield of zero percent, due to dividend adjustment mechanism and using the following assumptions:

(1) Risk-Free, annual interest rate of 4.68%, which represents the risk free interest rate of US zero-coupon Government Bonds.

(2) Weighted average expected life of 4 years, that the options granted are expected to be outstanding.

(3) Expected average volatility of 39.51%, which represents a weighted average standard deviation rate for the stock prices of similar companies traded in the NASDAQ National Market.

Note 4 – Events in the Reported Period

On March 23, 2009, the Company’s Board of directors approved payment of a cash dividend in the amount of $0.32 per ordinary share, and in the aggregate amount of approximately $5,500. The dividend was paid on April 23, 2009 to all of the Company’s shareholders of record at the end of the trading day on NASDAQ on April 10, 2009.